Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

June 25, 2020

Craig Arakawa
Accounting Branch Chief
United States Security and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation
Washington, D.C. 20549

Re: SEC comment letter dated May 28, 2020, File No. 000-13727

Dear Mr. Arakawa:
Set forth below is the response of Pan American Silver Corp., a corporation organized under the laws of British Columbia, Canada (the "Company" or “Pan American”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 28, 2020 (the "Comment Letter") with respect to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2019, filed with the Commission on March 12, 2020 via EDGAR.
Question:
Form 40-F for the Year Ended December 31, 2019
Exhibit 1.3 Audited Consolidated Financial Statements
Note 8 - Tahoe Acquisition, page 32
1.You disclose that you determined the fair value of the contingent value rights issued to the Tahoe shareholders based on a residual amount of the Tahoe shares acquired less the cash consideration and fair value of the Pan American shares you issued. Please tell us how your determination of the acquisition-date fair value of the contingent value rights is consistent with paragraph 39 of IFRS3 and the fair value measurement principles and valuation techniques of IFRS13.
Response:
Management of the Company (“Management”, “we”, “us”, or “our”) applied the guidance contained within paragraph 37 of IFRS 3 requiring elements of purchase consideration to be measured at the acquisition date fair value, while giving due regard to paragraph 39 of IFRS 3. When determining the fair value of the elements of consideration, we considered the guidance included in IFRS 13, specifically paragraphs 61 and 67, when selecting the valuation technique used to determine our estimated fair value of the contingent value rights (“CVRs”), equity-classified financial instruments, issued to shareholders of Tahoe Resources Inc. (“Tahoe”) as part of the consideration paid for the acquisition of Tahoe. Specifically, we noted the requirement that a selected valuation technique should, where sufficient data is available, maximize the use of relevant observable inputs while minimizing the use of unobservable inputs.
Management initially estimated the fair value of the CVRs while negotiating the terms of the plan of arrangement for the proposed acquisition of Tahoe (the “Arrangement’). As such, the negotiated number of CVRs contemplated the prevailing market value of the Pan American shares potentially issuable (the “intrinsic value”) upon the restart

PAN AMERICAN SILVER CORP.	1

Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com of the Escobal mine (the “triggering event”). The initial intrinsic value was noted in the Company’s November 14, 2018 news release announcing the deal (the “Announcement date”).
It was Management’s belief that, although not certain, it was more likely than not that the triggering event underlying the CVRs would occur during the term of the CVRs, which was negotiated in determining the Arrangement. Based on the fact that the triggering event was uncertain, it was Management’s expectation that the fair-value of the CVRs would be at a discount to the intrinsic value, and that this discount would primarily represent a weighted implied probability of the triggering event occurring.
At the Announcement date, Management computed the fair value of the CVRs using a market approach. We observed the implied value of the CVR’s implicit in the value that market participants were ascribing to Tahoe shares over and above the value of the cash and Pan American share component of the consideration (the “implied CVR Market Value”). Specifically, in our fair value computation, we analyzed the implied discount of the implied CVR Market Value to the intrinsic value of the instrument from the Announcement date to the February 22, 2019 acquisition date (the “Acquisition date”), and compared the implied discount to a Management derived discount using probabilities incorporated into internally prepared models relating to the triggering event (the “Internal Models”). When comparing the probability assumptions relating to the triggering event used in our Internal Models to the implied probabilities discernable from the implied CVR Market Value at the Acquisition date, the congruity of these probabilities calibrated our fair value computation of the CVRs using a market approach. Consequently, when we evaluated the fair value of the CVRs using the Acquisition date Pan American share price, the number of Pan American shares issuable upon occurrence of the triggering event, and the probabilities of the triggering event occurring in accordance with our Internal Models against what was observed through the implied CVR Market Value, we determined that the value ascribed to the CVRs as at the Acquisition date was reflective of fair market value.
In conclusion, it is our view that our selected method of valuing the CVRs was completed using a market approach as prescribed by IFRS 13. We believe that our approach maximized the use of readily determinable observable inputs, minimized the use of unobservable inputs, and represented the appropriate calibration of our initial estimated fair-value to the observable market conditions at the date of Acquisition, and was thus completed in accordance with the requirements of IFRS 3 and IFRS 13.
Yours truly,

"Rob Doyle"

Chief Financial Officer
Pan American Silver Corp.

PAN AMERICAN SILVER CORP.	2